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January 22, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Amanda Ravitz
Heather Percival
Kristin Lochhead
Brian Cascio

Re:	Cypress Semiconductor Corporation
Registration Statement on Form S-4
Filed December 19, 2014
File No. 333-201173

Ladies and Gentlemen:

On behalf of Cypress Semiconductor Corporation (the “Company”), we are submitting this letter to you in response to your letter of January 15, 2015 to Thad Trent, Chief Financial Officer of the Company, which letter sets forth comments of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the registration statement on Form S-4 filed by the Company with the Commission on December 19, 2014 with the file number set forth above (the “Registration Statement”).

The Company is concurrently filing via EDGAR pre-effective Amendment No. 1 (the “Amendment”) to the Registration Statement, which, among other things, amends the Registration Statement in response to the Staff’s comments as indicated below.

For your convenience, we have numbered and restated each comment to correspond to the numbering in the Staff’s comment letter. In addition, we are providing via email and express delivery the following materials: (i) a copy of the Amendment marked to show changes from the Registration Statement and (ii) a copy of this letter.

Background of the Merger, page 41

1.	In light of your disclosure in the first paragraph on page 46 that Party B planned to “wait to re-engage with Spansion until after Spansion completed its earnings announcement for the third quarter of fiscal 2014,” it is not clear why Party B determined to discontinue pursuing a transaction with Spansion on October 17. Please expand your disclosure to explain, if known, the factors that lead Party B to discontinue discussions when it did.

Response: In response to this comment, we respectfully advise the Staff that additional disclosure has been added to the section entitled “The Merger – Background of the Merger” on pages 59 through 69 of the Amendment to the Registration Statement.

U.S. Securities and Exchange Commission

January 22, 2015

2.	We note your disclosure on page 47 that Morgan Stanley and Jefferies advised that a transaction with Party J or Party K could be delayed by those parties’ need to obtain financing. Additionally, we note that “Spansion and its representatives also attempted to validate the sources of Party J’s financing.” Please revise to disclose additional information about these parties that caused Spansion to be concerned about these parties’ ability to obtain financing.

Response: In response to this comment, we respectfully advise the Staff that additional disclosure has been added to the section entitled “The Merger – Background of the Merger” on pages 59 through 69 of the Amendment to the Registration Statement.

3.	We note your disclosure on page 48 that, on November 6, 2014, the Spansion board authorized entry into an exclusivity agreement. Please provide additional detail around the board’s conclusion to enter into the exclusivity agreement, despite pending negotiations with Party J and Party K.

Response: In response to this comment, we respectfully advise the Staff that additional disclosure has been added to the section entitled “The Merger – Background of the Merger” on pages 59 through 69 of the Amendment to the Registration Statement.

Notes to Unaudited Pro Forma Condensed Combined Financial

Note 1. Basis of Presentation, page 119

4.	We note that the merger is reflected in the unaudited pro forma condensed combined financial statements with Cypress treated as the acquirer. In that regard, we see that both Cypress and Spansion stockholders are each expected to hold approximately 50% of the fully diluted shares of Cypress common stock following the completion of the merger. In addition, we see that representation on the board of directors will be split between former Cypress and Spansion directors. Please clarify the facts and circumstances considered in arriving at your conclusion that Cypress is the acquirer. Your response should address the factors outlined within FASB ASC 805-10-55-10 to 15.

Response: In response to this comment, we respectfully advise the Staff that, in accordance with the guidance provided by the FASB ASC 805-10-55-10 to 15, Cypress considered the following facts and circumstances in determining that Cypress was the accounting acquirer:

•	The composition of the senior management of the combined entity – Cypress will hold the top two key management positions of the combined company as the CEO and CFO are going to be the existing Cypress CEO and CFO, including TJ Rodgers, Cypress’s founder and CEO. Please see the section of the Registration Statement entitled “The Merger – Interests of the Directors and Executive Officers of Cypress in the Merger.” In addition, a large majority of the operating divisions’ general managers will be Cypress management. Any change in the composition of the senior management will require approval by the Cypress board, which is evenly represented by the parties after the acquisition, and is not expected to change until the next reelection of the board.

•	The terms of the exchange of equity interests – The share exchange ratio of 2.457 indicates that Cypress has paid a “control premium” in the merger of approximately 12% based on the 15-day average share price prior to the signing date of the merger agreement.

U.S. Securities and Exchange Commission

January 22, 2015

•	Relative size of the combining entities – In terms of relative size, prior to the merger announcement, Cypress had a significantly higher market capitalization as compared to Spansion (approximately 20% higher). In addition, while Cypress did note Spansion’s total assets and most recent revenues were larger than Cypress, historically Cypress has generated higher operating margins and was more profitable.

•	Party initiating the transaction – In assessing who initiated the merger, Cypress noted that Spansion had been engaged in discussions with, and in certain cases initiated discussions with, potential acquirers for several months prior to entering into the merger agreement . Please see the section of the Registration Statement entitled “The Merger – Background of the Merger.” Both parties subsequently performed their own diligence on each other before Cypress presented Spansion an offer to be acquired.

•	Relative voting right – While the relative voting rights in the combined entity after the business combination is approximately evenly split and thus this factor is not determinative, the parties have determined that the merger qualifies as a change of control under Spansion’s equity incentive plan and change of control and severance agreements (which will result in the acceleration of vesting of Spansion equity awards as described in the section of the Registration Statement entitled “The Merger – Interests of the Directors and Executive Officers of Spansion in the Merger.”) and not a change of control event for the Cypress equity incentives and agreements, thereby implying that Cypress is the acquirer.

•	Other factors considered, such as even board representation and the lack of an existing significant minority shareholder, were considered neutral in our assessment of the accounting acquirer.

Based on these facts and circumstances, Cypress determined that it was the accounting acquirer.

Note 4. Purchase Price Allocation – Acquisition of AM Business by Spansion, page 122

5.	Please revise to provide a brief description of how you determined the fair value of the intangible assets of AM Business of FSL. In addition, please explain the nature of the “gain on acquisition of Microcontroller and Analog Business.”

Response: In response to this comment, we advise the Staff that Cypress has added a discussion of the manner in which Spansion determined the fair value of the AM Business of FSL and of the nature of the gain on the acquisition of such business to pages 142 and 143 of the Amendment to the Registration Statement in the section entitled “Unaudited Pro Forma Combined Condensed Financial Statements – Notes to Unaudited Pro Forma Combined Condensed Financial Statements – Note 4. Purchase Price Allocation – Acquisition of AM Business by Spansion.”

Note 5. Preliminary Pro Forma Financial Statement Adjustments, page 123

Pro Forma Adjustments Relating to the Merger of Cypress and Spansion, page 124

6.	We see from Note (c) that you preliminarily allocated $481 million of the purchase price to developed technology. Please revise to provide a brief discussion of the nature of the developed technology.

U.S. Securities and Exchange Commission

January 22, 2015

Response: In response to this comment, we respectfully advise the Staff that additional disclosure has been added on pages 143 and 144 of the Amendment to the Registration Statement, in the section entitled “Notes to Unaudited Pro Forma Condensed Combined Financial Statements – 5. Preliminary Pro Forma Financial Statement Adjustments.”

7.	We note the statement that the estimated fair values allocated to intangible assets are based on preliminary estimates. Please revise to provide a discussion of how you determined the estimated fair value, including the assumptions and methods used, for the intangible assets in the table in Note (c) on page 124.

Response: In response to this comment, we respectfully advise the Staff that additional disclosure has been added on pages 143 and 144 of the Amendment to the Registration Statement, in the section entitled “Notes to Unaudited Pro Forma Condensed Combined Financial Statements – 5. Preliminary Pro Forma Financial Statement Adjustments.”

# # #

Additionally, per your request, the Company hereby acknowledges that in the event the Company requests acceleration of the effective date of the pending Registration Statement:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this filing to the undersigned via facsimile at (415) 947-2099 or by telephone at (415) 947-2011.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Michael S. Ringler

Michael S. Ringler

cc:	Cypress Semiconductor Corporation
Thad Trent, Chief Financial Officer